710-B Waynick Boulevard
Wrightsville Beach, NC 28480
December 31, 2017

VIA EDGAR

Mr. Tom Jones

Securities and Exchange Commission

Mail Stop 4720

100 F. Street, N.E. Washington, DC 20549

RE:	Koolbridge Solar, Inc.
Registration Statement on Form S-1
File No. 333-211004
Application for Withdrawal of Registration Statement

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Koolbridge Solar, Inc. (the “Company”) hereby makes application to withdraw its Registration Statement on Form S-1, File Number 333-211004 (the Form S-1 Registration Statement) relating to the offering of the Company’s securities.

The Form S-1 Registration Statement was filed in connection with a proposed initial direct public offering of the Company’s shares, each consisting of one share of common stock, par value $0.0001 per share.

Due to the time that has elapsed since the Registration Statement was first filed, the time and expense required to further address the Commission’s outstanding comments, and the time and expense required to update the Registration Statement generally, and after consultation with the prospective selling stockholders, the Company has determined not to conduct the offering of securities contemplated in the Registration Statement at this time. The Company requests that the Commission consent to this application pursuant to Rule 477(a) under the SecuritiesAct.

The Company confirms that no securities have been or will be issued pursuant to the Registration Statement.

Accordingly, we request that the Securities and Exchange Commission issue an Order granting the withdrawal of the Form S-1 Registration Statement as soon as possible.

Should you have any questions regarding this matter, please call Phil Johnston at 336 887 4640.

Sincerely,

Koolbridge Solar, Inc.

By:	/s/ J. Phillips L. Johnston
Title: Secretary & Chief Legal Officer